[TOTAL LETTERHEAD]

March 10, 2016

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

By EDGAR, “CORRESP” Designation

Attention: Ms. Cecilia Blye

Re:	TOTAL S.A. Form 20-F for the Fiscal Year Ended December 31, 2014 Filed March 25, 2015 SEC Letter Dated December 30, 2015 File No. 1-10888

Dear Ms. Blye:

Thank you for your letter dated December 30, 2015, setting forth the Staff’s comments relating to our annual report on Form 20-F for the year ended December 31, 2014, filed on March 25, 2015. Set forth below is the response of TOTAL S.A. (the “Company”) to the Staff’s comments.

To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following the comment.

Form 20-F for the Fiscal Year Ended December 31, 2014

Risk Factors, page 2

TOTAL has activities in certain countries that are targeted by economic sanctions… page 7

1.	In your letter to us dated October 24, 2012, you discussed contacts with Syria and Sudan. You disclose information about contacts with Syria and with South Sudan in Block B. We are aware of news articles reporting that Sudan may retain some interest, including a veto, in Block B. As you have disclosed,

Ms. Cecilia Blye

Securities and Exchange Commission

Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan since your 2012 letter, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should describe any products, services or technology you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

R:	The response below includes contacts and activities (if any) with the governments of, or with people or entities in, Sudan and Syria by the Company, any of its entities over which it exercises control and, to the best of our knowledge, any entities that it jointly controls or over which it exercises significant influence.

Sudan

Upstream segment:

Since our 2012 letter, the Upstream segment’s contacts with Sudan have been related to the formal closing of our office in Khartoum and de-registration from the Sudan business register in 2013. In addition, Total E&P South Sudan B.V., an affiliate of the Group, has had contacts in Sudan since then in order to dispose of remaining assets of limited value (i.e., a car, a diesel power generator, office furniture and camp equipment).

Regarding the geographical area formerly identified as Block B that was part of Sudan before the Republic of South Sudan gained independence on July 9, 2011, Total E&P South Sudan, an affiliate of the Group, continues to be engaged in negotiations with the Republic of South Sudan regarding the terms and conditions for an Exploration and Production Sharing Agreement (“EPSA”). During discussions with the Republic of South Sudan in December 2012, the geographical area of the EPSA was revised to cover part of the former Block B. This revised geographical area is identified as Blocks B1 and B2. TOTAL has not been made aware of any information, nor has it seen any indication, that Sudan has retained any interest in Blocks B1 and B2, including any veto right.

Marketing & Services segment:

Air Total International SA, an affiliate of the Group, sold de minimis amounts of jet fuel in 2013 and 2015 to brokers based in the United Kingdom and the United Arab Emirates that was subsequently delivered by these brokers to Sudanese companies at airports located outside of Sudan. Total revenue associated with these sales in 2013 and 2015 was approximately $0.04 million.

Ms. Cecilia Blye

Securities and Exchange Commission

Total Fluides, an affiliate of the Group, sold dearomatized aliphatic fluid in 2013-2015 on a spot basis to a private Sudan-based customer for the purpose of manufacturing aerosol insecticides. Total revenue associated with these sales during the period of 2013-2015 was approximately $0.3 million.

Total Marketing Middle East FZE (“TMME”), an affiliate of the Group, sold until 2014 finished lubricants pursuant to a distribution agreement with a private Sudanese entity to one of this entity’s affiliates in the United Arab Emirates. TMME terminated this activity in 2014. Total revenue associated with these sales in 2013 and 2014 was approximately $5.6 million.

Total Marketing Services, an affiliate of the Group, sold de minimis amounts of marine diesel fuel on one occasion in 2013 to a private Sudanese customer. Delivery and title transfer occurred in Djibouti. Total revenue associated with this sale in 2013 was approximately $0.03 million.

Total Uganda Limited, an affiliate of the Group, has provided fuel payment card services and sold fuel to the embassy of Sudan in Uganda. Total revenue associated with these sales during the period of 2013-2015 was approximately $0.05 million.

Total Ethiopia SC (“TESC”), an affiliate of the Group, participates in the fuel distribution industry in Ethiopia, which is regulated by the Ethiopian Petroleum Supply Enterprise (“EPSE”), an entity of the Ethiopian government. The EPSE requires all distributors to purchase fuel from EPSE at its declared prices and from its official supply depots and terminals, two of which are located in Sudan in Al Jaily and Al Shegera. As required, TESC procures fuel from these terminals, but its only activity in the country is the loading and transportation of the gasoline to Ethiopian stations and distribution points. To our knowledge, no government or private entity directly benefits from TESC’s involvement in these activities.

TESC has been provided temporary LPG storage services since 2012 by a private third party company located and registered in Ethiopia. To our knowledge, this company has Sudanese investors, but TESC does not know or have any contacts with anyone other than the local Ethiopian entity and its staff. This company was chosen by TESC because it was and remains the only such local company that provides this type of service in Ethiopia that meets the TOTAL HSEQ operations standards.

In 2013, TESC signed a 1-year technical services agreement to provide assistance for the marketing of lubricants after several visits by its employees to the sites of a private Sudanese company in Khartoum. However, no services were ever provided by TESC under the contract, no invoice was ever issued and TESC has received no remuneration. The contract was subsequently terminated in September 2014 due to the absence of activity.

Ms. Cecilia Blye

Securities and Exchange Commission

Concerning these activities, unless otherwise noted, the affiliates may conduct similar activities in the future.

Syria

Upstream segment:

Following the cessation in early December 2011 of our activities that contributed to oil and gas production in Syria, our contacts in Syria have mainly been limited to occasional contacts with representative of DEZPC, a joint venture company in which TOTAL and the state-owned Syrian Petroleum Company (“SPC”) each hold a 50% stake, and SPC for the purpose of preserving our existing rights and interests in the country. Similar occasional contacts may be anticipated in the future.

With respect to the office of our affiliate Total E&P Syrie (“TEP Syrie”) in Damascus, it was significantly downsized and its staff reduced to a few employees by the end of November 2014, and the size has remained stable since then. The office, which, as mentioned in our 2012 letter, has no operational role, is mainly dedicated to preserving our assets in Syria, dealing with administrative tasks and assisting in handling legal and contractual issues. For the maintenance of the office and its personnel, TEP Syrie made payments to Syrian government agencies in the form of taxes and contributions for the public services rendered of less than $1 million per year, and TEP Syrie has contracts with private Syrian entities for certain administrative tasks (e.g., lease contract for the office, medical insurance for our employees, local external counsel and storage). In January 2015, TEP Syrie was informed that the state-owned General Petroleum Company (“GPC”) removed without authorization a gas separator unit and related spare parts from a storage unit leased by TEP Syrie. A formal protest has been lodged with the GPC concerning this unauthorized removal.

Marketing & Services segment:

Total Liban, a Lebanese company wholly-owned by the Group, is a member of a consortium with five other companies for the purpose of providing services for fueling facilities at Beirut International Airport to the members of the consortium. The consortium members assume, on a rotating three-year term, ministerial and administrative responsibilities (including supervision of fuel services) in connection with the consortium. While Total Liban served in this capacity in November and December 2012, another consortium member had a fuel supply contract with Syrian Air. The consortium stopped supplying Syrian Air in January 2013. Total Liban did not receive, directly or indirectly, any profit or remuneration in connection with the fuel sold to Syrian Air by this other consortium member.

Ms. Cecilia Blye

Securities and Exchange Commission

In addition, Total Liban was re-invoiced by another Group affiliate for a Group safety mission conducted in Lebanon and Syria in 2013.

Total UAE LLC (“Total UAE”), an affiliate of the Group, sold primarily additives until the end of 2013 to a private Syrian distributor that blended lubricants under the TOTAL and ELF brand names for distribution in Syria pursuant to a non-exclusive distribution and blending agreement. Total UAE received royalties for the use of the aforementioned brand names. Following damage to the local company’s blending plant at the end of 2013, Total UAE sold finished lubricants to the company for distribution in Syria and stopped receiving royalty payments. Due to the situation in Syria, sales dropped from nearly 800 tons in 2014 to less than 300 tons in 2015. The parties are currently negotiating a new distribution agreement.

In 2015, Total UAE began selling finished lubricants (less than 100 tons) to another private Syrian distributor. The parties are currently negotiating a distribution agreement.

Total UAE also sells less than 5 tons per year of finished lubricants to a private UAE-based company known to resell to Syria.

Concerning these activities, unless otherwise noted, the affiliates may conduct similar activities in the future.

2.	Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. Please provide us the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.

R:	The contacts described in our response to your first comment are immaterial to the Group and we believe that they do not constitute, either individually or in the aggregate, a material investment risk for our security holders.

As of or for the period ended December 31, 2015, the approximate dollar amounts of revenues, assets and liabilities associated with our activities in Sudan and Syria combined, were approximately 0.0008%, 0.0147% and 0.0930%, respectively, of our revenues, assets and liabilities.

Approximate dollar amounts of revenues, assets, and liabilities for the last three fiscal years associated with the activities described in our response to your first question are set forth below. Assets include property, plant & equipment, inventory and trade receivables. Liabilities include other provisions (deferred tax

Ms. Cecilia Blye

Securities and Exchange Commission

and risks), intercompany financing and account payables. As we ceased our activities that contribute to oil and gas production in Syria in early December 2011, there is no revenue reflecting cash payments pursuant to the PSA 1988 and Tabiyeh contracts as detailed on page 26 of our 2014 Form 20-F.

Upstream segment:

Sudan

in millions of $	as of or for the period ended 31/12/2015	as of or for the period ended 31/12/2014	as of or for the period ended 31/12/2013
Revenues	0	0	0
Assets	0	0	0
of which intercompany transactions	0	0	0
Liabilities	0	0	0
of which intercompany transactions	0	0	0

Syria

in millions of $	as of or for the period ended 31/12/2015	as of or for the period ended 31/12/2014	as of or for the period ended 31/12/2013
Revenues	0	0	0
Assets	33	34	33
of which intercompany transactions	0	0	0
Liabilities	120	118	111
of which intercompany transactions	71	67	60

Marketing & Services segment:

Sudan

in millions of $	as of or for the period ended 31/12/2015	as of or for the period ended 31/12/2014	as of or for the period ended 31/12/2013
Revenues	0.14	2.55	3.37
Assets	0	0	0
of which intercompany transactions	0	0	0
Liabilities	0	0.06	0.51
of which intercompany transactions	0	0	0

Ms. Cecilia Blye

Securities and Exchange Commission

Syria

in millions of $	as of or for the period ended 31/12/2015	as of or for the period ended 31/12/2014	as of or for the period ended 31/12/2013
Revenues	0.95	1.90	1.23
Assets	0.005	0.009	0
of which intercompany transactions	0	0	0
Liabilities	0	0.01	0
of which intercompany transactions	0	0	0

***

As requested, we acknowledge that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Please direct any questions or comments regarding this letter to the undersigned at +33-1-4744-4546 or Krystian Czerniecki of Sullivan & Cromwell LLP at +33-1-7304-5880.

Very truly yours,

/S/ PATRICK DE LA CHEVARDIÈRE
Patrick de La Chevardière Chief Financial Officer

cc:	Roger Schwall (Securities and Exchange Commission) Alexandre Marchal Andrew Zdrahal (TOTAL S.A.) Krystian Czerniecki (Sullivan & Cromwell LLP)